SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

(Amendment No. 15)1

Novanta Inc.

(Name of Issuer)

Common Shares

(Title and Class of Securities)

67000B104

(CUSIP Number)

Stephen W. Bershad

c/o Christopher J. Hewitt

Tucker Ellis LLP

950 Main Avenue, Suite 1100

Cleveland, Ohio 44113

(216) 592-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 67000B104	13D	Page 2 of 4 Pages

(1)	Name of reporting persons Stephen W. Bershad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,211,648
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,211,648
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,310,510 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.8%(2)
(14)	Type of reporting person (see instructions) IN

(1)

This number includes 98,862 deferred stock units that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these deferred stock units until they are converted to Common Stock.

(2)	Based on 34,905,121 shares of Common Stock outstanding as set forth in the Company’s Form 10-Q for the period ended September 28, 2018.

CUSIP No. 67000B104	13D	Page 3 of 4 Pages

This Amendment No. 15 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Common Stock”), of Novanta, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

Item 4.	Purpose of Transaction.

On November 15, 2018, Mr. Bershad sold 500,000 shares of Common Stock for estate planning purposes. Mr. Bershad will continue in his role as Chairman of the Board, and continues to hold 1,310,510 shares, including his deferred stock units, immediately following this sale.

Item 5.	Interest in Securities of the Issuer.

(a)-(b). Mr. Bershad has the sole power to vote and dispose of 1,211,648 shares of Common Stock. Additionally, Mr. Bershad beneficially owns 98,862 DSUs that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these DSUs until they are converted to Common Stock.

(c). On November 15, 2018, Mr. Bershad sold 500,000 shares of Common Stock in a block sale at a price of $68.15 per share.

(e). On November 15, 2018, Mr. Bershad ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 67000B104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2018

/s/ Stephen W. Bershad
Stephen W. Bershad